UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

An Annual General Meeting of Shareholders (the “Meeting”) of SMX (Security Matters) Public Limited Company (the “Company”), will be held on Friday, November 27, 2026, at 9:00 a.m. (Eastern time) and 2:00 p.m. (Dublin time), at Arthur Cox, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland. The Company has distributed a Notice and Proxy Statement and a proxy card to all shareholders of record as of the close of business on October 27, 2026. In connection with the Meeting, the Company hereby furnishes the following documents:

(i) Notice and Proxy Statement with respect to the Meeting (the “Proxy Statement”), attached to this Report on Form 6-K as Exhibit 99.1, which describes the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting;

(ii) Proxy Card, attached to this Report on Form 6-K as Exhibit 99.2, whereby holders of ordinary shares of the Company may vote at the Meeting without attending in person;

(iii) Statutory financial statements of the Company and reports as are required by Ireland law to be prepared and laid before the Meeting for the years ended 31 December 2023, 31 December 2024 and 31 December 2025, attached to this Report on Form 6-K as Exhibits 99.3, 99.4 and 99.5 respectively;

(iv) Articles of Association of the Company, each attached to this Report on Form 6-K as Exhibits 3.1, 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, 3.8, 3.9, 3.10, 3.11 and 3.12, respectively.

EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Association of the Company, referred to in the Proxy Statement as Proposal 6
3.2	Articles of Association of the Company, referred to in the Proxy Statement as Proposal 7
3.3	Articles of Association of the Company, referred to in the Proxy Statement as Proposal 8
3.4	Articles of Association of the Company, referred to in the Proxy Statement as Proposal 9
3.5	Articles of Association of the Company, referred to in the Proxy Statement as Proposal 10
3.6	Articles of Association of the Company, referred to in the Proxy Statement as Proposal 11
3.7	Articles of Association of the Company, referred to in the Proxy Statement as Proposal 12
3.8	Articles of Association of the Company, referred to in the Proxy Statement as Proposal 13
3.9	Articles of Association of the Company, referred to in the Proxy Statement as Proposal 14
3.10	Articles of Association of the Company, referred to in the Proxy Statement as Proposal 15
3.11	Articles of Association of the Company, referred to in the Proxy Statement as Proposal 16
3.12	Articles of Association of the Company, referred to in the Proxy Statement as Proposal 17
99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on Friday, November 27, 2026
99.2	Proxy Card for the Annual General Meeting of Shareholders to be held on Friday, November 27, 2026
99.3	Statutory financial statements for the year ended 31 December 2023
99.4	Statutory financial statements for the year ended 31 December 2024
99.5	Statutory financial statements for the year ended 31 December 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 4, 2026

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer